UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1 to

Granite Falls Energy, LLC

(Name of Issuer)

Membership Units

(Title of Class of Securities)

(CUSIP Number)

Glacial Lakes Energy, LLC

301 20th Avenue S.E.

Watertown, South Dakota  57201

Telephone Number (605) 882-8480

With a copy to:

Michael L. Weaver

Lindquist & Vennum P.L.L.P.

4200 IDS Center

Minneapolis, Minnesota  55402

(612) 371-3987

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	Names of reporting persons S.S. or I.R.S. Identification No. of above persons Glacial Lakes Energy, LLC

2	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3	SEC use only

4	Source of funds (see instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or place of organization South Dakota

Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,500

	8	Shared voting power 25

	9	Sole dispositive power 6,500

	10	Shared dispositive power 25

11	Aggregate amount beneficially owned by each reporting person 6,525

12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)

13	Percent of class represented by amount in row (11) 20.94%

14	Type of reporting person (See instructions) CO

CUSIP No.

1	Names of reporting persons S.S. or I.R.S. Identification No. of above persons Madison Energy, LLC

2	Check the appropriate box if a member of a group (see instructions)
	(a)	☒
	(b)	☐

3	SEC use only

4	Source of funds (see instructions) WC

5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6	Citizenship or place of organization Minnesota

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0

	8	Shared voting power 25

	9	Sole dispositive power 0

	10	Shared dispositive power 25

11	Aggregate amount beneficially owned by each reporting person 25

12	Check box if the aggregate amount in row (11) excludes certain shares ☐ (See instructions)

13	Percent of class represented by amount in row (11) .08%

14	Type of reporting person (See instructions) CO

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities Exchange Commission on May 25, 2007 (“Schedule 13D”).  Pursuant to this Amendment No. 1 to Schedule 13D, Item 4 is hereby amended as follows:

Item 4.

Purpose of the Transaction.  On August 1, 2008, Glacial Lakes and Granite Falls Energy, settled their dispute over the termination of the Operating and Management Agreement between the Company and Glacial Lakes.

On December 4, 2008, Glacial Lakes entered into a Membership Unit Purchase Agreement with Fagen, Inc., pursuant to which Fagen has agreed to purchase 2,000 Membership Units from Glacial Lakes for a purchase price of $1,000 per Unit, for an aggregate purchase price $2.0 million subject to adjustment for any distributions between execution of the agreement and closing.  Under the terms of the Membership Unit Purchase Agreement, the purchase price was paid to Glacial Lakes upon execution of the Agreement.  The closing of the transaction is subject to customary conditions including the accuracy of certain representations and warranties, delivery of Units free and clear of all liens, encumbrances and security interests, and approval of the transfer by the Board of Governors of Granite Falls Energy under the Fifth Amended and Restated Operating and Member Control Agreement.  The closing of the transaction is also subject to Glacial Lakes’ right to complete a sale of its 6,500-unit membership interest to a third party within seven months of the date of the Agreement, provided that Glacial Lakes may waive such condition at any time before the expiration of the seven month period and proceed to closing with Fagen.  Glacial Lakes does not have the right to terminate the Agreement with Fagen, other than if it completes a sale of its 6,500-unit membership interest within the seven month period.  If Glacial Lakes enters into an agreement to sell its 6,500 membership units with a third party and closes on the sale of the 6,500-unit membership interest to the third party, then the Purchase Agreement with Fagen will terminate automatically, and Glacial Lakes must immediately return the purchase price paid by Fagen and also pay Fagen a termination fee equal to the amount by which the per unit purchase price that Glacial Lakes receives on the sale of the 6,500 membership units to a third party exceeds the $1,000 per unit purchase price under the Agreement with Fagen, multiplied by 2,000 (the number of units covered by the Agreement with Fagen), plus any distribution adjustment that would have been payable to Fagen if Glacial Lakes had closed on the sale to Fagen under the Agreement.  A copy of the Membership Unit Purchase Agreement is included as Exhibit 7.1 to this Amendment No.1 to Schedule 13D.

Until the closing of the transaction with Fagen or Glacial Lake’s sale of its 6,500 units to another party, Glacial Lakes will continue to have the right to appoint two members to the Company’s Board of Governors under the Fifth Amended and Restated Operating and Member Control Agreement.  Upon closing of Glacial Lakes’ transaction with Fagen, Glacial Lakes will not have the right to appoint two governors under the Fifth Amended and Restated Operating and Member Control Agreement.

In addition to the transactions described above, Glacial Lakes and Madison Energy may from time to time acquire membership units in the open market or in privately negotiated transactions, subject to availability of membership units at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Glacial Lakes and Madison Energy deems appropriate.  Alternatively, Glacial Lakes and Madison Energy may sell all or a portion of the membership units reported herein (and any units it may acquire in the future) in privately negotiated transactions or in the open market.  In addition, Glacial Lakes and Madison Energy may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

Item 7.	Material to be Filed as Exhibits.
7.1 Membership Unit Purchase Agreement by and between Glacial Lakes Energy, LLC and Fagen, Inc. dated December 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2008

Name:	/s/ James A. Seurer
James A. Seurer, Interim Chief Executive
Officer, Chief Financial Officer
Glacial Lakes Energy, LLC

Name:	/s/ James A. Seurer
James A. Seurer, Interim Chief Executive
Officer, Chief Financial Officer
Madison Energy, LLC